Alamos Gold Inc.
Common Shares
011527108
March 31, 2005


CUSIP 011527108
1. Sprott Asset Management Inc.
   Suite 2700, Royal Bank Plaza South Tower, Toronto, Ontario  M5J 2J1
   Canada

2. n/a

3.

4. Ontario, Canada

5. 6,151,954

6. n/a

7. 6,151,954

8. n/a

9. n/a

10. n/a

11. n/a

12. BD


Item 1
(a) Alamos Gold Inc.
(b) 1400-400 Burrard Street
    P.O. Box 48780 Bentall Centre
    Vancouver, BC
    V7X 1A6
    Canada

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 2700, South Tower
    Royal Bank Plaza
    P.O. Box 27
    Toronto, Ontario  M5J 2J1
    Canada
(c) Canadian
(d) Common Shares
(e) 011527108

Item 3
n/a

Item 4
(a) n/a
(b) n/a
(c) (i) 6,151,954
    (ii) n/a
    (iii) 6,151,954
    (iv)  n/a

Item 5
n/a

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
April 6, 2005
Neal Nenadovic
Chief Financial Officer